SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2007
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibits

99.1	Restated Consolidated Financial Statements for the period ended March 31, 2007.
99.2	Restated Consolidated Financial Statements for the period ended June 30, 2007.
99.3	Consolidated Financial Statements for the period ended September 30, 2007.
99.4	Management's Discussion and Analysis for the nine month period ended September 30, 2007.
99.5	Canadian Form 52-109F1- Certification for the period ended September 30, 2007 by the Chief Executive Officer.
99.6	Canadian Form 52-109F1- Certification for the period ended September 30, 2007 by the Chief Financial Officer.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3, F-10 and S-8 that have been filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	November 14, 2007	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer